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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2019 AND ENDING 10/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BMO NESBITT BURNS SECURITIES LTD**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 First Canadian Place- 100 King Street West

(No. and Street)

Toronto   Ontario, Canada   M5X1A1

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Chang   +1 (416) 359-4591

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

330 Bay Street, Suite 4600   Toronto   Ontario, Canada   M5H2S5

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephanie Lake _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
BMO NESBITT BURNS SECURITIES LTD _____ , as

of October 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Stephanie Lake
Signature

CFO
Title

[signature]
Notary Public

LOUISE TRAIL
Official Seal
Notary Public - State of Illinois
My Commission Expires Aug 27, 2024

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Table of Contents



KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Nesbitt Burns Securities Ltd.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nesbitt Burns Securities Ltd. (the "Company") as of October 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG
network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.



Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2002.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

December 17, 2020
Toronto, Canada

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)

Statement of Financial Condition

October 31, 2020

Assets

Cash	$	343,631
Securities owned, at fair value		5,099,316
Receivable from clearing broker-dealer		919,749
Deposit with Financial Industry Regulatory Authority		3,534
Deferred tax asset		106
Total assets	$	6,366,336

Liabilities and Shareholder's Equity

Liabilities:

Payable to affiliates	$	145,223
Accrued compensation and related benefits		115,708
Accounts payable and accrued expenses		23,059
Current tax payable		53,713
Total liabilities	$	337,703

Stockholder's equity:

Common stock, no par value, 100 issued and outstanding	$	1,000,000
Additional paid-in capital		1,000,000
Retained earnings		4,028,633
Total stockholder's equity		6,028,633
Total liabilities and stockholder's equity	$	6,366,336

See accompanying notes to financial statements.

1

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Statement of Operations
Year Ended October 31, 2020

Revenues:		
Investment advisory fee income	$	3,476,872
Securities commissions		1,286,309
Other income		153,643
	$	4,916,824
Expenses:		
Employee compensation and benefits	$	1,914,707
Intercompany services		772,176
Technology and communications		802,166
Brokerage and clearing fees		374,432
Regulatory fees		129,669
Occupancy		23,786
Other		157,226
	$	4,174,162
Income before income tax expense	$	742,662
Income tax expense		198,364
Net income	$	544,298

See accompanying notes to financial statements.

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Statement of Changes in Stockholder's Equity
October 31, 2020

	Common Stock		Additional Paid-in capital		Retained Earnings		Total
Balance, beginning of year	$	1,000,000	$	1,000,000	$	3,484,335	$	5,484,335
Net income		—		—		544,298		544,298
Balance, end of year	$	1,000,000	$	1,000,000	$	4,028,633	$	6,028,633

See accompanying notes to financial statements.

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Statement of Cash Flows
Year Ended October 31, 2020

Cash flows from operating activities:		
Net income	$	544,298
Adjustments to reconcile net income to net cash used by operating activities:		
Decrease to current tax asset, net		4,804
Decrease to deferred tax asset		25
(Increase) decrease in operating assets:		
Securities owned, at fair value		(112,720)
Receivable from clearing broker-dealer		(133,168)
Deposit with Financial Industry Regulatory Authority		(1,075)
Increase (decrease) in operating liabilities:		
Payable to affiliates, net		(387,256)
Accrued compensation and related benefits		17,560
Accounts payable and accrued expenses		1,076
Current tax payable		53,713
Net cash used in operating activities	$	(12,743)
Net decrease in cash	$	(12,743)
Cash at beginning of year		356,374
Cash at end of year	$	343,631
Supplemental disclosure for cash flow information:		
Cash paid during the year for income taxes, net	$	141,908

See accompanying notes to financial statements.

4

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Notes to Financial Statements

October 31, 2020

(1) Organization and Description of Business

BMO Nesbitt Burns Securities Ltd. (the "Company") was incorporated under the Canada Business Corporations Act on September 23, 1997. In the United States of America, the Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is investment advisory and commission fees for services provided to U.S. resident clients. The Company clears transactions executed on U.S. exchanges on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Accordingly, the Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(ii).

The Company is a wholly-owned subsidiary of BMO Nesbitt Burns Inc. (the "Parent"), a Canadian-owned investment dealer. The Parent is wholly-owned by BMO Nesbitt Burns Holdings Corporation, which is ultimately controlled by Bank of Montreal (the "Bank"). The Parent is a member of the Investment Industry Regulatory Organization of Canada and a participant on all major Canadian stock exchanges. The Company is located in Toronto, Canada.

(2) Significant Accounting Policies

(a) Basis of Accounting

The Company maintains its financial records in United States dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

(b) Use of Estimates

The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant assets and liabilities for which we must make estimates and judgments include the financial instruments measured at fair value; impairment of securities; and income taxes and deferred tax assets. If actual results were to differ from the estimates, the impact would be recorded in future periods.

The full extent of the impact that COVID-19, including government and regulatory responses to the outbreak, will have on the Canadian and U.S. economies and the Bank's and the Company's business remains uncertain and difficult to predict at this time. By their very nature the judgements and estimates we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure that these judgments and estimates are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at October 31, 2020.

(Continued)

(c)   Translation of Foreign Currencies

We conduct business in both Canadian and United States currencies. Monetary assets and liabilities are translated into United States dollars at the exchanges rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated into United States dollars at historical rates. Foreign currency differences, if any, arising on translation are recorded in the Statement of Operations, other income. Revenue and expenses denominated in foreign currencies are translated using average exchange rate for the year.

(d)   Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

(e)   Securities owned, at fair value

Securities owned, at fair value consist of United States Treasury Bills recorded at fair value with any unrealized gains and losses resulting from subsequent measurement of the fair value of the securities included in other income in the Statement of Operations. Purchase premiums and discounts are recognized in other income using the interest method over the terms to maturity of the securities.

(f)   Income Taxes

FASB ASC Topic 740, "Income Taxes", establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial condition or the Company's results of operations.

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carry forwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

(g)   Securities Transactions

Securities transactions are recorded on a trade date basis.

(Continued)

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Notes to Financial Statements

October 31, 2020

(h) *Recognition of Revenues*

Except as disclosed in the financial statements, revenue is recognized on an accrual basis.

(1) *Investment advisory fee income*

Investment advisory fee income is composed of asset management fees charged to client accounts and is recognized when earned.

(2) *Securities commissions*

Securities commissions are charged to client securities accounts for transaction-based brokerage services such as exchange listed equity securities and fixed income products. Revenue is recognized based on trade date.

(3) *Other income*

Other income is composed primarily of interest income and unrealized gains/losses earned on investment in U.S. Treasury Bills and client margin loan interest income. Revenue is recognized when earned.

(i) *Recently issued accounting standards*

In 2016, the Financial Accounting Standards Board (FASB) published the lease accounting standard ASC 842, which replaces the lease accounting standard ASC 840. ASC 842 establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the statement of financial condition for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the statement on operations. The Company adopted this guidance as of November 1, 2019. The adoption did not have any impact on the Company's financial position or result of operations.

The FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" in June 2016, which was subsequently clarified by the issuance of additional related ASU's, including 2018-19, "Codification improvements to Topic 326, Financial Instruments – Credit Losses" in November 2018, 2019-04, "Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments" in April 2019-05, "Financial Instruments – Credit Losses – Targeted Transition Relief" in May 2019, and 2019-10, "Financial Instruments – Credit Losses (Topic 326) – Mandatory Effective Dates" in November 2019. These ASU's require an entity to present financial assets measured at amortized cost at the net amount expected to be collected, by recognizing an allowance that represents an entity's current estimate of expected credit losses. An entity must consider current events and reasonable and supportable forecasts when estimating expected credit losses. These ASUs are effective for the Company as of November 1, 2020. The adoption will not have a significant impact on the Company's financial position or results of operations.

(Continued)

The FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements" in August 2018. This ASU modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, including the consideration of costs and benefits. The ASU removes the following disclosure requirements from Topic 820:

1. The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy.

2. The policy for timing of transfers between levels;

3. The valuation processes for Level 3 fair value measurements. This ASU is effective for the Company as of November 1, 2020. The adoption of this guidance is not expected to impact the Company's financial position or results of operations.

(3)   Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

(Continued)

As of October 31, 2020, the categorization of the Company's securities owned, at fair value within the fair value hierarchy, is as follows:

	Level 1	Level 2	Level 3
Securities owned, at fair value	$ 5,099,316	---	---
	$ 5,099,316	---	---

Determination of Fair Value

Securities owned, at fair value are recorded at fair value based on prevailing market prices for securities. Cash, receivable from clearing broker-dealer, payable to affiliates, accrued compensation and related benefits and accounts payable and accrued expenses are recorded at amounts that approximate fair value due to their highly liquid nature and short term maturity.

(4) Income Taxes

For Canadian tax purposes, the Company files its federal and provincial tax returns separately. The Company files its Canadian federal and provincial tax returns using its functional currency (USD).

The current and deferred portions of the income tax expense included in the Statement of Operations for the year ended October 31, 2020 are as follows:

	Current	Deferred	Total
Federal	$112,437	$14	$112,451
Provincial	$85,902	$11	$85,913
	$198,339	$25	$198,364

Deferred income taxes are generated from temporary differences relating to amortization of capital assets, which are fully amortized for accounting purposes.

A reconciliation of the differences between the expected income tax expense on income computed at the Canadian statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at Canadian combined federal and provincial tax rate	$196,508	26.46 %
Tax related to previous years	1,856	0.25%
Income tax expense	$198,364	26.71%

(Continued)

(5)   Related-Party Transactions

(a)   *Statement of Financial Condition*

The Company maintains its cash balances at the Bank. As of October 31, 2020, the cash balance was $343,631. The Company incurred $55 of bank-related service costs.

Payable to affiliates relates to the net of intercompany services paid by the Parent on behalf of the Company and revenues collected by the Parent on behalf of the Company. As at October 31, 2020, the balance was $145,223.

(b)   *Statement of Operations – Expenses*

The following table summarizes the intercompany service expense included in the Statement of Operations:

Intercompany services:	
Shared service expense	$228,405
Compliance and business oversight	186,900
Support and compliance service expenses	356,871
	$ 772,176

The Company entered into an agreement with the Bank to receive various services relating to automated teller machine network support, administration of fund accounts and settlement of all global securities transactions. For the year ended October 31, 2020, the Company incurred $228,405 in intercompany shared service expenses.

The Company entered into an agreement with its Parent to receive compliance oversight services, which consisted of employees overseeing the Company's compliance activities, FINRA and SEC related matters. Business and management oversight was also provided along with board representation. For the year ended October 31, 2020, the Company incurred $186,900 in salary expenses.

The Company entered into an agreement with BMO Harris Bank National Association, an entity under common control, to receive various back office functions relating to marketing, communications, enterprise risk and portfolio management, finance, tax, legal, anti-money laundering support services, compliance and corporate overhead. For the year ended October 31, 2020, the Company incurred $356,871 in intercompany support and compliance service expenses.

(Continued)

10

(6) Financial Instruments

(a) *Concentration of Credit Risk*

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. All of the clearing and depository operations for the Company are performed by its Clearing Broker pursuant to a clearing agreement ("the Agreement"). The Company and the Clearing Broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(b) *Market Risk*

The securities owned by the Company involve varying degrees of market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

(7) Receivable from Clearing Broker-Dealer

Amounts receivable from clearing broker-dealer at October 31, 2020, consist of the following:

	Receivable
Fees and commissions receivable	$819,749
Deposit with clearing broker-dealer	100,000
	$919,749

(8) Deposit with Clearing Broker

In accordance with the Agreement with the Clearing Broker, the Company introduces clients to the Clearing Broker, to be dealt with and carried on the books of the Clearing Broker, in accordance with SEC rules. Accordingly, the Company does not carry or hold customers' cash or securities.

The Clearing Broker performs certain securities trading, clearing and settling and recordkeeping services as agent for and on behalf of the Company. The Clearing Broker performs its services for a flat fee per trade, subject to certain additional charges. Interest relating to client accounts is also split according to the Agreement. The Company is responsible for any losses or bad debts incurred by the Clearing Broker and is required to lodge a cash deposit with the Clearing Broker. As of October 31, 2020, $100,000 of cash was deposited with the Clearing Broker.

(Continued)

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Notes to Financial Statements

October 31, 2020

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to SEC Rule 15c3-3. At October 31, 2020, the Company's net capital of $5,996,166 was in excess of the minimum requirement by $5,746,166.

(10) Subsequent Events

The Company performed an evaluation of subsequent events through December 17, 2020, which is the date the financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of October 31, 2020.

(Continued)

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
October 31, 2020

Net capital:		
Total stockholder's equity	$	6,028,633
Deductions and/or charges:		
Nonallowable assets		
Receivable from clearing broker-dealer		22,329
Deposit with Financial Industry Regulatory Authority		3,534
Deferred tax asset		106
Total deductions		25,969
Net capital before haircuts on scurities		6,002,664
Haircuts on investment securities		6,498
Net capital		5,996,166
Alternative net capital requirements - greater of 2% of combined aggregate debit items or $250,000 of Rule 15c3-3 Reserve Formula debits		250,000
Excess net capital	$	5,746,166
Percentage of net capital to combined aggregate debit items		—
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits		—
Net capital in excess of 5% of combined aggregate debit items or 120% of minimum net capital requirements	$	5,696,166

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 filed by the Company on Form X-17A-5 with FINRA on November 18, 2020 and amended on December 1, 2020.

See accompanying notes to financial statements.

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Computation for Determination of Customer Reserve Requirements
and PAB Accounts Reserve Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
October 31, 2020

The Company is exempt from computing the reserve requirements under Rule 15c3-3 paragraph (k)(2)(ii) of the Securities and Exchange Commission.

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission
October 31, 2020

The Company is exempt from including information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

15

NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Statement of Financial Condition

October 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Table of Contents

	Page
Financial Statements:	



KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Nesbitt Burns Securities Ltd.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nesbitt Burns Securities Ltd. (the "Company") as of October 31, 2020, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2002.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
December 17, 2020

Toronto, Canada

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Statement of Financial Condition

October 31, 2020

Assets

Cash	$	343,631
Securities owned, at fair value		5,099,316
Receivable from clearing broker-dealer		919,749
Deposit with Financial Industry Regulatory Authority		3,534
Deferred tax asset		106
Total assets	$	6,366,336

Liabilities and Shareholder's Equity

Liabilities:

Payable to affiliates	$	145,223
Accrued compensation and related benefits		115,708
Accounts payable and accrued expenses		23,059
Current tax payable		53,713
Total liabilities	$	337,703

Stockholder's equity:

Common stock, no par value, 100 issued and outstanding	$	1,000,000
Additional paid-in capital		1,000,000
Retained earnings		4,028,633
Total stockholder's equity		6,028,633
Total liabilities and stockholder's equity	$	6,366,336

See accompanying notes to financial statements.

1

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Notes to Statement of Financial Condition

October 31, 2020

(1) Organization and Description of Business

BMO Nesbitt Burns Securities Ltd. (the "Company") was incorporated under the Canada Business Corporations Act on September 23, 1997. In the United States of America, the Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is investment advisory and commission fees for services provided to U.S. resident clients. The Company clears transactions executed on U.S. exchanges on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Accordingly, the Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(ii).

The Company is a wholly-owned subsidiary of BMO Nesbitt Burns Inc. (the "Parent"), a Canadian-owned investment dealer. The Parent is wholly-owned by BMO Nesbitt Burns Holdings Corporation, which is ultimately controlled by Bank of Montreal (the "Bank"). The Parent is a member of the Investment Industry Regulatory Organization of Canada and a participant on all major Canadian stock exchanges. The Company is located in Toronto, Canada.

(2) Significant Accounting Policies

(a) Basis of Accounting

The Company maintains its financial records in United States dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

(b) Use of Estimates

The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant assets and liabilities for which we must make estimates and judgments include the financial instruments measured at fair value; impairment of securities; and income taxes and deferred tax assets. If actual results were to differ from the estimates, the impact would be recorded in future periods.

The full extent of the impact that COVID-19, including government and regulatory responses to the outbreak, will have on the Canadian and U.S. economies and the Bank's and the Company's business remains uncertain and difficult to predict at this time. By their very nature the judgements and estimates we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure that these judgments and estimates are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at October 31, 2020.

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Notes to Statement of Financial Condition

October 31, 2020

(c) *Translation of Foreign Currencies*

We conduct business in both Canadian and United States currencies. Monetary assets and liabilities are translated into United States dollars at the exchanges rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated into United States dollars at historical rates. Foreign currency differences, if any, arising on translation are recorded in the Statement of Operations, other income. Revenue and expenses denominated in foreign currencies are translated using average exchange rate for the year.

(d) *Cash*

Cash represents funds held in the Company's bank accounts for firm operating activities.

(e) *Securities owned, at fair value*

Securities owned, at fair value consist of United States Treasury Bills recorded at fair value with any unrealized gains and losses resulting from subsequent measurement of the fair value of the securities included in other income in the Statement of Operations. Purchase premiums and discounts are recognized in other income using the interest method over the terms to maturity of the securities.

(f) *Income Taxes*

FASB ASC Topic 740, "Income Taxes", establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial condition or the Company's results of operations.

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carry forwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

(g) *Securities Transactions*

Securities transactions are recorded on a trade date basis.

3

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Notes to Statement of Financial Condition

October 31, 2020

(h)   Recently issued accounting standards

In 2016, the Financial Accounting Standards Board (FASB) published the lease accounting standard ASC 842, which replaces the lease accounting standard ASC 840. ASC 842 establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the statement of financial condition for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the statement on operations. The Company adopted this guidance as of November 1, 2019. The adoption did not have any impact on the Company's financial position or result of operations.

The FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" in June 2016, which was subsequently clarified by the issuance of additional related ASU's, including 2018-19, "Codification improvements to Topic 326, Financial Instruments – Credit Losses" in November 2018, 2019-04, "Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments" in April 2019-05, "Financial Instruments – Credit Losses – Targeted Transition Relief" in May 2019, and 2019-10, "Financial Instruments – Credit Losses (Topic 326) – Mandatory Effective Dates" in November 2019. These ASU's require an entity to present financial assets measured at amortized cost at the net amount expected to be collected, by recognizing an allowance that represents an entity's current estimate of expected credit losses. An entity must consider current events and reasonable and supportable forecasts when estimating expected credit losses. These ASUs are effective for the Company as of November 1, 2020. The adoption will not have a significant impact on the Company's financial position or results of operations.

The FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements" in August 2018. This ASU modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, including the consideration of costs and benefits. The ASU removes the following disclosure requirements from Topic 820:

1. The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy.

2. The policy for timing of transfers between levels;

3. The valuation processes for Level 3 fair value measurements. This ASU is effective for the Company as of November 1, 2020. The adoption of this guidance is not expected to impact the Company's financial position or results of operations.

4

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Notes to Statement of Financial Condition

October 31, 2020

(3) Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

As of October 31, 2020, the categorization of the Company's securities owned, at fair value within the fair value hierarchy, is as follows:

	Level 1	Level 2	Level 3
Securities owned, at fair value	$ 5,099,316	---	---
	$ 5,099,316	---	---

Determination of Fair Value

Securities owned, at fair value are recorded at fair value based on prevailing market prices for securities. Cash, receivable from clearing broker-dealer, payable to affiliates, accrued compensation and related benefits and accounts payable and accrued expenses are recorded at amounts that approximate fair value due to their highly liquid nature and short term maturity.

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)
Notes to Statement of Financial Condition
October 31, 2020

(4) Income Taxes

For Canadian tax purposes, the Company files its federal and provincial tax returns separately. The Company files its Canadian federal and provincial tax returns using its functional currency (USD).

(5) Related-Party Transactions

The Company maintains its cash balances at the Bank. As of October 31, 2020, the cash balance was $343,631. The Company incurred $55 of bank-related service costs.

Payable to affiliates relates to the net of intercompany services paid by the Parent on behalf of the Company and revenues collected by the Parent on behalf of the Company. As at October 31, 2020, the balance was $145,223.

(6) Financial Instruments

(a) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. All of the clearing and depository operations for the Company are performed by its Clearing Broker pursuant to a clearing agreement ("the Agreement"). The Company and the Clearing Broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(b) Market Risk

The securities owned by the Company involve varying degrees of market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

(7) Receivable from Clearing Broker-Dealer

Amounts receivable from clearing broker-dealer at October 31, 2020, consist of the following:

	Receivable
Fees and commissions receivable	$819,749
Deposit with clearing broker-dealer	100,000
	$919,749

6

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Notes to Statement of Financial Condition

October 31, 2020

(8) Deposit with Clearing Broker

In accordance with the Agreement with the Clearing Broker, the Company introduces clients to the Clearing Broker, to be dealt with and carried on the books of the Clearing Broker, in accordance with SEC rules. Accordingly, the Company does not carry or hold customers' cash or securities.

The Clearing Broker performs certain securities trading, clearing and settling and recordkeeping services as agent for and on behalf of the Company. The Clearing Broker performs its services for a flat fee per trade, subject to certain additional charges. Interest relating to client accounts is also split according to the Agreement. The Company is responsible for any losses or bad debts incurred by the Clearing Broker and is required to lodge a cash deposit with the Clearing Broker. As of October 31, 2020, $100,000 of cash was deposited with the Clearing Broker.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to SEC Rule 15c3-3. At October 31, 2020, the Company's net capital of $5,996,166 was in excess of the minimum requirement by $5,746,166.

(10) Subsequent Events

The Company performed an evaluation of subsequent events through December 17, 2020, which is the date the financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of October 31, 2020.



KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto ON M5H 2S5

Telephone   (416) 777-8500
Fax   (416) 777-8818
Internet: www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
BMO Nesbitt Burns Securities Ltd.:

We have reviewed management's statements, included in the accompanying Exemption Report under SEC Rule 17a-5(d)(4) (the "Exemption Report"), in which (1) BMO Nesbitt Burns Securities Ltd. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), (the "exemption provision"); and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended October 31, 2020, except as described in the Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
December 17, 2020



BMO | BMO Nesbitt Burns Securities

Nesbitt Burns Securities Limited Exemption Report

Nesbitt Burns Securities Limited (the "Company" or "NBSL") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4), To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §24015c3-3 under the following provisions of 17 C.F.R. §240 15c3-3(k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240 15c3-3(k)(2)(ii) throughout the period from November 1, 2019 to October 31, 2020, except as described below:

Exception

A broker-dealer operating pursuant to the SEC Rule 15c3-3(k)(2)(ii) exemption provision must transmit client funds and securities by noon the next business day following receipt. There were no instances between November 1, 2019 to October 31, 2020, where NBSL did not deposit client checks by the noon deadline of the following business day upon receipt. There were 2 instances between November 1, 2019 to October 31, 2020 where NBSL did not deposit physical certificate securities by the noon deadline of the following business day upon receipt. Details of the two exceptions are outlined below:

Account Number:	Received at Branch:	Date of Deposit:	Length of Exception:
NE6-000266	February 6, 2020	February 11, 2020	5 Calendar Days
NE6-000266	March 13, 2020	March 17, 2020	4 Calendar Days

NBSL continues to review procedural enhancements to help ensure client funds are deposited within a timely manner, while still maintaining what we believe are the most appropriate oversight controls.

Nesbitt Burns Securities Limited.

I, Stephanie Lake, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _Stephanie Lake_

Title: CFO, Financial and Operations Principal

Date: December 17, 2020